UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of July 2021

Commission File Number: 001-40145

Jowell Global Ltd.

2nd Floor, No. 285 Jiangpu Road

Yangpu District, Shanghai

China 200082

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 27, 2021, Shanghai Juhao Information Technology Co., Ltd. (“Shanghai Juhao”), a variable interest entity of Jowell Global Ltd. (the “Company”) entered into a Capital Increase Agreement (the “Agreement”) with Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. (“Hongrun”) and its shareholders identified on the signature pages thereto (the “Existing Shareholders”). Mr. Zhiwei Xu, the Chairman of the Board of Directors and Chief Executive Officer of the Company is also the Chairman of the Board of Directors of Hongrun. Jiangsu Longrich Group Co., Ltd., the largest shareholder of Hongrun is also a related party of the Company. Pursuant to the Agreement, Shanghai Juhao will contribute RMB 30 million (approximately $4.6 million) to Hongrun (the “Investment”) for 18.96% equity interest of Hongrun. Hongrun and Existing Shareholders agree the Investment will only be used for making loans to the owners of Juhao Best Choice Stores for their business development and expansion. Juhao Best Choice Stores are the community group-buying franchise stores launched by Shanghai Juhao in April 2021.   Shanghai Juhao shall pay 50% of the Investment to Hongrun on August 3, 2021. The remaining 50% of the Investment shall be paid within 10 days after Hongrun completes the registration of Shanghai Juhao as a new shareholder and the filing for the capital increase with government agencies. The Agreement contains customary representations, warranties and covenants of each party and customary closing conditions. Breaches of the representations and warranties will be subject to customary indemnification provisions.

The foregoing description of the Agreement is only a summary of the terms of the Agreement and does not purport to be a complete description of such document, and is qualified in its entirety by reference to the Agreement, a copy of which is attached as an exhibit hereto and incorporated by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Jowell Global Ltd.

Date: July 29, 2021	By:	/s/ Zhiwei Xu
	Name:	Zhiwei Xu
	Title:	Chief Executive Officer

Exhibit Index

Exhibit Number	Description
10.1

English Translation of Capital Increase Agreement by and among Shanghai Juhao Information Technology Co., Ltd., Suzhou Industrial Park Hongrun Rural Small Amount Loan Co., Ltd. and the Existing Shareholders dated on July 27, 2021.

3